UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41559

Robo.ai Inc.

(Translation of registrant’s name into English)

Office 114-117, Floor 1, Building A1

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Joint Venture Agreement

On September 19, 2025, Robo.ai Investments L.L.C.-FZ (“Robo Investments”), a Dubai incorporated company and an affiliate of Robo.ai Inc., a Cayman Islands company, entered into a joint venture agreement (the “Joint Venture Agreement”) with JW Global Holding L.L.C-FZ (“JW,” and together with Robo Investments, the “Parties”), to establish a limited liability company in the United Arab Emirates under Abu Dhabi Global Market or Dubai International Financial Centre regulations under the proposed name RJ Investment L.L.C.-FZ (subject to registration/authority approval) (the “JV Company”). The JV Company will engage in the import, purchase, marketing and sale of commercial vehicles (battery or combustion engine powered) and provision of related aftersales service within Pakistan, the Gulf and Arabian Peninsula region (the “Territory”).

Pursuant to the Joint Venture Agreement, Robo Investments will hold 51% of the JV Company’s equity interest and JW will hold 49%. Robo Investments will contribute its commercial vehicle supply chain resources and network in China, while JW will contribute its commercial vehicle importation, distribution, sales, service resources and network within the Territory. The Parties will also make proportionate cash contributions as required to meet registered capital requirements and the need of initial seed funding in the amount of $5,000. Future capital contribution shall be subject to the approval of the board of directors of the JV Company (the “Board”).

The Joint Venture Agreement further provides for the creation of a management equity incentive pool within 90 days after the incorporation of the JV Company, representing 20% of the fully diluted share capital, to be allocated from the Parties’ equity, resulting in fully diluted holdings of 40.8% of the JV Company’s equity interest by Robo Investments, 39.2% by JW and 20% by the management pool. The vesting of management equity pool shall be contingent upon the achievement of certain key performance indicators. All shareholder rights and obligations associated with the management equity pool are fully delegated to and shall be exclusively exercised by Robo Investments.

The Board will comprise five members, of whom three shall be appointed by Robo Investments and two by JW, with the Chairman appointed by Robo Investments. The Chief Executive Officer of the JV Company will be jointly appointed by both Parties, while the Chief Financial Officer will be appointed by Robo Investments. Certain major corporate actions (including, but not limited to, annual budgets, capital infusions, issuance and redemption, debt issuance, M&A transactions, related-party transaction exceeding $50,000, equity transfers, bank borrowing of $500,000 or more, and liquidation) will require Board approval.

Net annual profits and losses will be allocated to the Parties on a pro rata basis according to their respective ownership percentages, subject to statutory reserves, taxes, debt repayment, and working capital requirements. Retained earnings must cover at least twelve months of forecast operating expenses and any additional amounts reasonably determined by the Board. Distributions, if any, will be made within 90 days of Board approval of the annual statutory audit.

All pre-existing intellectual property of each Party will remain the property of that Party. Intellectual property developed by the JV Company will be owned by the JV Company, and improvements incorporating a Party’s pre-existing IP will be owned by the JV Company, with the contributing Party receiving a non-exclusive, royalty-free, worldwide license for use outside the Territory and outside the JV Company’s authorized business scope. The Joint Venture Agreement also requires both Parties to maintain strict confidentiality of all business, technical, and contractual information during the term of the Joint Venture Agreement and for five years thereafter, subject to limited exceptions for disclosures required by law or regulation.

The Joint Venture Agreement has a term of 20 years and may be renewed by mutual written consent. In the event of a material breach by any Party, the non-breaching Parties may terminate the Joint Venture Agreement and claim compensatory damages. Parties are entitled to buyout rights in the event of other Party’s material breach, insolvency, liquidating or change of control. In the event of a sale of more than 25% of equity interest in the JV Company to a third party, the non-selling Parties are entitled to the right of first refusal and a tag-along right.

The foregoing summary of the Joint Venture Agreement is not complete and is subject to, and qualified in its entirety by, the full text of the Joint Venture Agreement, a copy of which is attached as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Number	Description of Exhibit

10.1	Joint Venture Agreement, dated September 19, 2025, by and between Robo.ai Investments L.L.C.-FZ and JW Global Holding L.L.C-FZ

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2025	Robo.ai Inc.

	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer

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